Exhibit 23

Consent of Independent Accountants

The Board of Directors

Host Marriott Corporation and Host Marriott, L.P.

We consent to incorporation by reference in the registration statement No. 333-75055 on Form S-8 of Host Marriott Corporation of our report dated June 23, 2003, relating to the statements of net assets available for benefits of the Host Marriott, L.P. Retirement and Savings Plan as of December 31, 2002 and December 28, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, which report is included in this annual report on Form 11-K.

/s/ KPMG LLP

McLean, Virginia

June 23, 2003